Exhibit 99.1

707 Cayman Holdings to Effect Share Consolidation on July 14, 2026

HONG KONG, July 9, 2026 (GLOBE NEWSWIRE) — 707 Cayman Holdings Limited (“707” or the “Company”) (Nasdaq: JEM), a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions, today announced that the Company’s board of directors approved on June 6, 2026 that the authorized, issued, and outstanding shares of the Company be consolidated on a 12 for 1 ratio with the marketplace effective date of July 14, 2026.

The objective of the share consolidation is to ensure the Company maintains compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on July 14, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “JEM” but under a new CUSIP number, G8071C137.

As a result of the share consolidation, each 12 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company will be correspondingly reduced from 8,063,808 to approximately 671,984, subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

About 707 Cayman Holdings Limited

707 Cayman Holdings Limited is a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions to our customers spanning from Western Europe, North America to the Middle East. Our customers include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

707 Cayman Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223